

May 1, 2013

<u>Via E-mail</u>
Peter Swinburn
Chief Executive Officer
Molson Coors Brewing Company
1225 17th Street
Denver, Colorado 80202

      Re: Molson Coors Brewing Company
               Form 10-K for the Fiscal Year Ended December 29, 2012
               Filed February 22, 2013
               File No. 001-14829

Dear Mr. Swinburn:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              Melissa N. Rocha for

                              Tia L. Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel, and Mining